SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)1

                        Sunstone Hotel Investors, Inc.
            -------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  867933 10 3
                            ----------------------
                                (CUSIP Number)

                               Jonathan H. Paul
                    Westbrook Real Estate Partners, L.L.C.
                             599 Lexington Avenue
                              New York, NY 10022
                                (212) 849-8800

                                with a copy to:

                             Patrick K. Fox, Esq.
                    Westbrook Real Estate Partners, L.L.C.
                            13155 Noel Road - LB54
                                  Suite 2300
                               Dallas, TX 75240
                                (972) 934-0100
            -------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 5, 1999
                            ----------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).































                              PAGE 1 of 53 PAGES

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page  2   of  53   Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          WESTBROOK REAL ESTATE PARTNERS, L.L.C.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                   / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED
    BY                 3,986,867
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                       3,986,867

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,986,867

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                /x/

          889,611

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.6%

14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page  3   of   53  Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          WESTBROOK REAL ESTATE PARTNERS MANAGEMENT I, L.L.C.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                     (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                               / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED
    BY                 3,986,867
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                       3,986,867

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,986,867

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           /x/

          889,611

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.6%

14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   4   of   53    Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          WESTBROOK REAL ESTATE FUND I, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED
    BY                 3,576,794
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                       3,576,794

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,576,794

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /x/

          889,611

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.6%

14   TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   5   of   53    Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP I, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED
    BY                 413,073
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                       413,073

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          413,073

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /x/

          889,611

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.0%

14   TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   6   of   53    Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


          Gregory H. Hartman
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED
    BY                      0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH      10   SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                              /x/

          4,876,478
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   7   of   53    Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


          Paul D. Kazilionis
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                     (b) /x/

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
   OWNED
    BY                      0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH      10   SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /x/

          4,876,478

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   8   of   53     Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Jonathan H. Paul

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/
 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED
    BY                      0
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /x/

          4,876,478

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   9   of    53     Pages


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          William H. Walton III

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED
    BY                      0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH      10   SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /x/

          4,876,478

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   10   of    53    Pages


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP III, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/
 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

             7    SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY 8    SHARED VOTING POWER
   OWNED
    BY                      0
   EACH      9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH      10   SHARED DISPOSITIVE POWER

                            0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /x/

          4,876,478

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

 14  TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                         Page   11   of    53     Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WESTBROOK REAL ESTATE FUND III, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
   OWNED
    BY                      0
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                              /x/

          4,876,478

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   12   of   53     Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WESTBROOK REAL ESTATE PARTNERS MANAGEMENT III, L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
   OWNED
    BY                      0
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 /x/

          4,876,478

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   13   of    53    Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WESTBROOK FUND III ACQUISITIONS, L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
   OWNED
    BY                      0
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH        10   SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /x/

          4,876,478

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 867933 10 3                          Page   14  of   53     Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          SHP ACQUISITION, L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED
    BY                      0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                    0
   WITH      10   SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           /x/

          4,876,478

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              AMENDMENT NO. 1 TO

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          This Amendment No. 1 amends the Schedule 13D filed on October 24, 1997 (the "Schedule 13D") which relates to shares of common stock, par value $0.01 per share, of Sunstone Hotel Investors, Inc., a Maryland corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

     Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.  Identity and Background.

          Item 2 of the Schedule 13D is hereby amended by deleting the first three paragraphs thereof in their entirety and replacing them with the following paragraphs:

          This Schedule 13D is being filed jointly by (i) Westbrook Real Estate Fund I, L.P., a Delaware limited partnership ("WREF I"), (ii) Westbrook Real Estate Co-Investment Partnership I, L.P., a Delaware limited partnership ("WRECIP I"), (iii) Westbrook Real Estate Partners Management I, L.L.C., a Delaware limited liability company ("WREM I"),
     (iv) Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company ("WREP"), (v) Gregory H. Hartman ("Hartman"), a member of WREP, (vi) Paul D. Kazilionis ("Kazilionis"), a member of WREP, (vii) Jonathan H. Paul ("Paul"), a member of WREP, (viii) William H. Walton III ("Walton"), a member of WREP (the foregoing clauses (i) through (viii), collectively, the "Original Reporting Persons"), (ix) Westbrook Real Estate Fund III, L.P., a Delaware limited partnership ("WREF III"),
     (x) Westbrook Real Estate Co-Investment Partnership III, L.P., a Delaware limited partnership ("WRECIP III"), (xi) Westbrook Real Estate Partners Management III, L.L.C., a Delaware limited liability company ("WREM IIII"), (xii) Westbrook Fund III Acquisitions, L.L.C., a Delaware limited liability company ("WF III") and (xiii) SHP Acquisition, L.L.C., a Delaware limited liability company ("SHP Acquisition") (the foregoing clauses (ix) through (xiii), collectively, the "Amended Reporting Persons" and, collectively with the Original Reporting Persons, the "Reporting Persons").

          The state of organization for each of WREF I, WRECIP I, WREM I, WREP, WREF III, WRECIP III, WREM III, WF III and SHP Acquisition is Delaware. Each of Hartman, Kazilionis, Paul and Walton are citizens of the United States. The principal executive offices of WREF I, WRECIP I, WREM I, WREP, WREF III, WRECIP III, WREM III and WF III are located at 599 Lexington Avenue, Suite 3800, New York, New York 10022. The principal office address of SHP Acquisition is 903 Calle Amanecer, San Clemente, CA 92673-6212. The principal business address

                              Page 15 of 53 Pages

     for Paul and Walton is 599 Lexington Avenue, Suite 3800, New York, New York 10022. The principal business address for Hartman is 11150 Santa Monica Boulevard, Suite 1450, Los Angeles, California 90025. The principal business address for Kazilionis is 284 South Beach Road, Hobe Sound, Florida 33455.

          The principal business of WREF I, WRECIP I, WREF III, WRECIP III and WF III is to make direct and indirect investments in real estate and real estate interests. The principal business of WREM I is to serve as the general partner of each of WREF I and WRECIP I, and the principal business of WREM III is to serve as the general partner of each of WREF III and WRECIP IIII. The principal business of WREP is to serve as the managing member of WREM I, WREM III and as the managing member of other similar funds. The principal business of SHP Acquisition is to engage in the Proposed Transactions (as defined in Item 4 below). The principal occupations of Hartman, Kazilionis, Paul and Walton are their activities on behalf of WREP.

          Item 2 of the Schedule 13D is hereby further amended and supplemented by adding the following paragraphs after paragraph four thereof:

          As described in Items 3 and 4 below, on April 5, 1999, SHP Acquisition submitted a merger proposal to the Issuer pursuant to which it would acquire the Issuer and holders of Issuer Common Stock (other than certain holders described in Item 4 below) would receive consideration of $9.50 to $10.00 per share in cash in exchange for their shares. SHP Acquisition is a Delaware limited liability company newly formed by Robert A. Alter ("Mr. Alter") and WF III (which is a wholly owned subsidiary of WREM III and WRECIP III).

          The Reporting Persons together with Mr. Alter and certain management personnel of Sunstone Hotel Properties, Inc. ("Lessee") identified below (collectively, the "Alter Affiliates") may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons together with any of the Alter Affiliates constitute a "person" or "group" for any purpose or (ii) an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any of the securities owned by any of the Alter Affiliates. Pursuant to Rule 13d-1(k)(2) under the Exchange Act, the Reporting Persons are filing this Schedule 13D on their own behalf and not on behalf of any other person.

          The Reporting Persons have been advised by Mr. Alter of the following information with respect to the Alter Affiliates as set forth below:

          Mr. Alter is a United States citizen whose principal occupation is President, Chief Executive Officer, Secretary and Chairman of the Board of the Issuer. His business address is Sunstone Hotel Investors, Inc., 903 Calle Amanecer, San Clemente, CA 92673-6212.

          The Alter Affiliates other than Mr. Alter consist of Mr. Charles L. Biederman ("Mr. Biederman"), Mr. Randy C. Hulce ("Mr. Hulce") and Mr. Douglas C. Sutten ("Mr. Sutten"). Mr. Biederman is a United States citizen whose principal occupation is Executive Vice President and Vice

                              Page 16 of 53 Pages

     Chairman of the Board of the Issuer and President of Woodstone Homes, Inc. His business address is Sunstone Hotel Investors, Inc., 903 Calle Amanecer, San Clemente, CA 92673-6212.

          Mr. Hulce is a United States citizen whose principal occupation is President and Chief Executive Officer of Lessee. Mr. Hulce's business address is Sunstone Hotel Properties, Inc., 903 Calle Amanecer, San Clemente, CA 92673-6212.

          Mr. Sutten is a United States citizen whose principal occupation is Chief Financial Officer of Lessee. Mr. Sutten's business address is Sunstone Hotel Properties, Inc., 903 Calle Amanecer, San Clemente, CA 92673-6212.

          The Alter Affiliates have advised the Reporting Persons that, during the last five years, to the best knowledge of the Alter Affiliates, none of the Alter Affiliates has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the first paragraph thereof:

          The Proposed Transactions (as defined in Item 4 below) would be funded through a combination of equity and debt financing. Pursuant to a letter dated April 5, 1999 between WF III and Mr. Alter (such letter, together with the "Summary of Terms" attached thereto, the "Letter Agreement") (attached hereto as Exhibit 5), Mr. Alter has agreed to contribute to SHP Acquisition all shares of Issuer Common Stock and OP Units (as defined in Item 4 below) beneficially owned by him. In addition, subject to the terms and conditions of the Letter Agreement, WREF III and WRECIP III are prepared to provide equity for the Proposed Transactions. WREF III has entered into an agreement with Mr. Alter, dated April 5, 1999 (such letter, the "WREF III Letter") (attached hereto as Exhibit 6), in which WREF agrees to be bound by certain provisions of the Letter Agreement. SHP Acquisition has had discussions with an affiliate of PaineWebber to provide debt financing to consummate the Proposed Transactions; however, SHP Acquisition has not yet received a commitment letter with respect to the debt financing for the Proposed Transactions, and there is no assurance that one will be successfully obtained. In addition, the proposed financing of the Proposed Transactions may change based on availability of such financing and other facts and circumstances with respect to such Proposed Transactions or financing.

          None of the Reporting Persons has contributed any funds or other consideration toward the purchase of the shares of Issuer Common Stock that may be deemed to be beneficially owned by the Alter Affiliates as described in Item 5.

          The transactions contemplated by the Letter Agreement are subject to a number of terms and conditions set forth therein, including, among others, the approval of the Issuer's Board of Directors,

                               Page 17 of 53 Pages

     the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Proposal Letter (as defined in Item 4 below). The information set forth in response to this Item 3 is qualified in its entirety by reference to the Letter Agreement (attached hereto as Exhibit 5) and the WREF III Letter (attached hereto as Exhibit
     6), each of which is expressly incorporated herein by reference.

     Item 4.  Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended by deleting the last paragraph thereof in its entirety and adding the following paragraphs after the fifth paragraph thereof:

          As described in a letter, dated April 5, 1999, from SHP Acquisition to the Issuer (the "Proposal Letter") (attached hereto as Exhibit 7), SHP Acquisition has made a proposal with respect to a transaction in which (i) SHP Acquisition would acquire all of the Issuer's interests in Sunstone Hotel Investors, L.P., a Delaware limited partnership which is the operating partnership of the Issuer ("Sunstone OP"), and would acquire or receive a contribution of certain stock and certain assets of Lessee and Sunstone Hotel Management, Inc. (collectively, the "Subsidiary Acquisitions") and (ii) a subsidiary of SHP Acquisition would merge with and into the Issuer (the "Issuer Merger"). Pursuant to the proposed terms of the Issuer Merger, each holder of Issuer Common Stock other than Mr. Alter and dissenting shares (but including WREF I and WRECIP I) would receive an amount per share in cash (the "Cash Price"). The Cash Price specified in the Proposal Letter is $9.50 to $10.00. Pursuant to the proposed terms of the Issuer Merger, the holders of outstanding partnership units in Sunstone OP ("OP Units") other than SHP Acquisition and Mr. Alter would receive, at the election of the holders thereof, either cash (in an amount per OP Unit equal to the Cash Price) or redeemable perpetual preferred units (in a face amount per OP Unit equal to the Cash Price). The Issuer Preferred Stock would be redeemed in accordance with its terms for a cash amount equal to its liquidation preference plus accrued and unpaid dividends. The Issuer Merger and the Subsidiary Acquisitions are collectively referred to herein as the "Proposed Transactions." In connection with the Proposed Transactions, the Issuer Common Stock would be delisted from the New York Stock Exchange and would be deregistered under the Exchange Act.

          The Proposal Letter provides that the Proposed Transactions would be subject to a number of conditions, including, among others, (i) completion of the financing arrangements necessary to consummate the Proposed Transactions, (ii) approval by the Issuer's Board of Directors and shareholders pursuant to the requirements of Maryland law and the rules of the New York Stock Exchange, (iii) any required approval by the holders of the OP Units, (iv) receipt of any consents of third parties required under material contracts of the Issuer, Lessee and Sunstone Hotel Management, Inc., (v) the Issuer having balance sheet liabilities at the closing of the Proposed Transactions not in excess of those shown on its consolidated balance sheet dated as of March 31, 1999, (vi) completion of confirmatory due diligence and (vii) the negotiation and execution of definitive agreements providing for the Proposed Transactions and the transactions described in the Letter Agreement and the satisfaction of the conditions set forth therein, including a mutually satisfactory definitive merger agreement which would contain customary covenants, representations, warranties, conditions and other provisions normal to such agreements. Under the terms of the Proposal Letter, the merger agreement would prohibit the Issuer from soliciting indications of interest from other persons with respect to an acquisition of the Issuer, although it would permit the Board

                           Page 18 of 53 Pages

     of Directors of the Issuer to respond to inquiries from and provide information to bona fide interested third parties and, subject to reimbursement of expenses and payment of a termination fee in the amount of 3% of the total transaction value (which value shall include the total price to be paid to the Issuer's shareholders, all debt to be assumed or refinanced and all fees and expenses), terminate the merger agreement if it determined to accept an alternative transaction.

          SHP Acquisition's proposal contained in the Proposal Letter expires by its terms at 5:00 p.m. on April 19, 1999. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the Issuer Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and may or may not submit a revised proposal or extend the expiration date of the proposal contained in the Proposal Letter and reserve the right to terminate, modify or withdraw the proposal contained in the Proposal Letter. In particular, the Reporting Persons may at any time and from time to time acquire shares of Issuer Common Stock or securities convertible or exchangeable for Issuer Common Stock or dispose of shares of Issuer Common Stock or Issuer Preferred Stock, or exchange Issuer Preferred Stock or OP Units which they have acquired for Issuer Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

          The Reporting Persons have been advised that each of the Alter Affiliates originally acquired the shares of Issuer Common Stock beneficially owned by each of them in their respective capacities as officers and directors of the Issuer and Lessee, as the case may be.

          Other than as described above in Item 3 and this Item 4, none of the Reporting Persons have, and the Reporting Persons have been advised that none of the Alter Affiliates have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

          The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter (attached hereto as Exhibit 7), which is expressly incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended by deleting each paragraph after the second paragraph thereof in its entirety and adding the following paragraphs after the second paragraph thereof:

          In his capacity as a member of the Board of Directors of the Issuer, Kazilionis has been granted stock options with respect to 3,000 shares of Issuer Common Stock which are currently exercisable (the "Director Options"). Kazilionis has assigned all beneficial ownership of all Director Options to WREF I and WRECIP I.

          As the sole general partner of WREF I and WRECIP I, WREM I may be deemed to own beneficially the WREF I Common Shares, the WRECIP I Common Shares, the WREF I

                             Page 19 of 53 Pages

     Conversion Shares, the WRECIP I Conversion Shares and the Director Options pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). As the sole managing member of WREM I, WREP may be deemed to own beneficially the WREF I Common Shares, the WRECIP I Common Shares, the WREF I Conversion Shares, the WRECIP I Conversion Shares and the Director Options pursuant to Rule 13d-3 under the Act. As the managing members of WREP, Hartman, Kazilionis, Paul and Walton may be deemed to own beneficially the WREF I Common Shares, the WRECIP I Common Shares, the WREF I Conversion Shares, the WRECIP I Conversion Shares and the Director Options pursuant to
     Rule 13d-3 under the Act.  As of the date of this Schedule 13D, Jeffrey
     M. Kaplan is no longer a managing member of WREP.

          Hartman, Kazilionis, Paul and Walton each disclaims beneficial ownership of the WREF I Common Shares, the WRECIP I Common Shares, WREF I Conversion Shares, the WRECIP I Conversion Shares and the Director Options.

          Each of the Original Reporting Persons may be deemed to beneficially own 9.6% of the Issuer's Common Stock. All percentages of Issuer Common Stock set forth in this Item 5 are calculated based upon
     (i) 37,638,427 shares of Issuer Common Stock reported outstanding by the Issuer as of March 5, 1999, as disclosed in the Issuer's most recent Form 10-K filed with the Securities and Exchange Commission, (ii) that number of shares of Issuer Common Stock (2,072,250) issuable upon conversion of OP Units and (iii) that number of shares of Issuer Common Stock (1,699,605) issuable upon the conversion of the WREF I Issuer Preferred Stock and the WRECIP I Issuer Preferred Stock. In addition, the numbers and percentages set forth in this Item 5 assume that all OP Units held by Mr. Alter and Mr. Biederman, but not by any other person, are redeemed for shares of Issuer Common Stock.

          Each of the Original Reporting Persons has: sole power to vote or direct the vote of no shares of Issuer Common Stock, shared power to vote or direct the vote of 3,986,867 shares of Issuer Common Stock, sole power to dispose or to direct the disposition of no shares of Issuer Common Stock and shared power to dispose or direct the disposition of 3,986,867 shares of Issuer Common Stock.

          None of the Amended Reporting Persons beneficially owns any Issuer Common Stock, Issuer Preferred Stock or OP Units.

          As a result of the matters described in Items 3 and 4 above, the Reporting Persons together with the Alter Affiliates may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Issuer Common Stock owned or deemed to be beneficially owned by the Alter Affiliates. The Reporting Persons disclaim beneficial ownership of any such shares of Issuer Common Stock.

          The Reporting Persons have been advised that Mr. Alter beneficially owns 427,564 shares of Issuer Common Stock which includes (i) 42,000 shares of Issuer Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after March 24, 1999 and (ii) 385,564 OP Units, which includes 65,600 OP Units owned by Riverside Hotel Partners (in which Mr. Alter has an 82% interest) and 1,003 OP Units owned by Alter Investment

                              Page 20 of 53 Pages

     Group, Ltd. Pursuant to the limited partnership agreement of the Sunstone OP, the OP Units are redeemable for cash, or at the election of the Issuer, Issuer Common Stock. These holdings constitute approximately 1.1 percent of the Issuer Common Stock. The numbers of shares of Issuer Common Stock set forth in this Schedule 13D for Mr. Alter and Mr. Biederman include the number each of them could receive if he redeemed his OP Units for shares of Issuer Common Stock under certain circumstances. The percentages with respect to beneficial ownership for Mr. Alter and Mr. Biederman contained in this Item 5 assume that all OP Units held by each such person, but no OP Units held any other person, are redeemed for Issuer Common Stock.

          The Reporting Persons have been advised that Mr. Biederman beneficially owns 462,047 shares of Issuer Common Stock which includes
     (i) 26,320 shares of Issuer Common Stock underlying stock options granted pursuant to the Incentive Plan which are currently exercisable or which become exercisable within 60 days after March 24, 1999 and (ii) 397,047 OP Units which includes 14,400 OP Units owned by Riverside Hotel Partners (in which Mr. Biederman has an 18% interest). These holdings constitute approximately 1.2 percent of the Issuer Common Stock.

          The Reporting Persons have been advised that each of Mr. Alter and Mr. Biederman has sole power (and does not share any power) to vote or direct the vote of all OP Units and shares of Issuer Common Stock beneficially owned by him and has sole power (and does not share any power) to dispose or to direct the disposition all shares of Issuer Common Stock beneficially owned by him.

          The Reporting Persons have been advised that neither Mr. Hulce nor Mr. Sutten beneficially owns any Issuer Common Stock or OP Units.

          Other than as set forth above, the Reporting Persons have been advised by the Alter Affiliates that, as of April 5, 1999, none of the Alter Affiliates beneficially owns any shares of any class of capital stock of the Issuer.

          None of the Reporting Persons have, and the Reporting Persons have been advised by the Alter Affiliates that none of the Alter Affiliates has, effected any transactions in any shares of Issuer Common Stock during the 60-day period ended April 5, 1999, except as disclosed in this Schedule 13D.

          No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Persons as described in Item 5. The Reporting Persons have been advised that no person other than the Alter Affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock beneficially owned by the Alter Affiliates as described above.

          Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the third paragraph thereof in its entirety and replacing it with the following paragraphs:

                            Page 21 of 53 Pages

          As described in Item 3 of this Schedule 13D, the Letter Agreement (attached hereto as Exhibit 5) sets forth certain understandings between WF III and Mr. Alter with respect to the Proposed Transactions and the rights and obligations of the members of SHP Acquisition with respect to their interests therein, including without limitation as to structure, capitalization, distributions, liquidations, governance, transfers of interests, call rights, rights of first offer, restrictions on sale of assets and exclusivity. The Letter Agreement also contains certain proposed terms of Mr. Alter's employment with SHP Acquisition. Other than with respect to confidentiality, exclusivity, submissions to the Issuer Board of Directors, good faith negotiations, costs and governing law and attorney's fees, none of the provisions of the Letter Agreement are intended to be binding between WF III and Mr. Alter. As described in Item 3 of this Schedule 13D, the WREF III Letter (attached hereto as
     Exhibit 6) contains the agreement of WREF III to be bound by certain provisions of the Letter Agreement, including the agreement as to exclusivity contained therein. The descriptions of the Letter Agreement and the WREF Letter contained in this Schedule 13D are qualified in their entirety by reference to the Letter Agreement (attached hereto as Exhibit 5) and the WREF III Letter (attached hereto as Exhibit 6), respectively

          As described in Item 4 of this Schedule 13D, the Proposal Letter (attached hereto as Exhibit 7) contains the proposal by SHP Acquisition to the Issuer with respect to the Proposed Transactions. The description of the Proposal Letter contained in this Schedule 13D is qualified in its entirety by reference to the Proposal Letter (attached hereto as Exhibit 7).

          Except as set forth in this Schedule 13D, and except for the Joint Filing Agreement dated April 5, 1999 among the Reporting Persons attached as Exhibit 8 to this Schedule 13 D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is amended and supplemented by adding the following exhibits after exhibit 4:

          5.   Letter agreement dated April 5, 1999 between Mr. Alter and WF
          III.

          6.   Letter agreement dated April 5, 1999 between Mr. Alter and
          WREF III.

          7.   Proposal Letter dated April 5, 1999.

          8. Joint Filing Agreement dated April 5, 1999 among the Reporting Persons.



                              Page 22 of 53 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 5, 1999
                             WESTBROOK REAL ESTATE PARTNERS, L.L.C.

                             By:  /s/ Jonathan H. Paul
                                  ----------------------------
                                  Name:     Jonathan H. Paul
                                  Title:    Managing Principal


                             WESTBROOK REAL ESTATE PARTNERS
                             MANAGEMENT I, L.L.C.

                             By:  Westbrook Real Estate Partners, L.L.C.,
                                    its sole member

                             By:  /s/ Jonathan H. Paul
                                  ----------------------------
                                  Name:     Jonathan H. Paul
                                  Title:    Managing Principal


                             WESTBROOK REAL ESTATE FUND I, L.P.

                             By:  Westbrook Real Estate Partners
                                    Management I, L.L.C.,
                                    its General Partner

                             By:  Westbrook Real Estate Partners, L.L.C.,
                                    its sole member

                             By:  /s/ Jonathan H. Paul
                                  ----------------------------
                                  Name:     Jonathan H. Paul
                                  Title:    Managing Principal









                              Page 23 of 53 Pages

                             WESTBROOK REAL ESTATE
                             CO-INVESTMENT PARTNERSHIP I, L.P.

                             By:  Westbrook Real Estate Partners
                                    Management I, L.L.C.,
                                    its General Partner

                             By:  Westbrook Real Estate Partners, L.L.C.,
                                    its sole member

                             By:  /s/ Jonathan H. Paul
                                  ----------------------------
                                  Name:     Jonathan H. Paul
                                  Title:    Managing Principal


                             WESTBROOK REAL ESTATE PARTNERS
                             MANAGEMENT III, L.L.C.

                             By:  Westbrook Real Estate Partners, L.L.C.,
                                    its sole member

                             By:  /s/ Jonathan H. Paul
                                  ----------------------------
                                  Name:     Jonathan H. Paul
                                  Title:    Managing Principal


                             WESTBROOK REAL ESTATE FUND III, L.P.

                             By:  Westbrook Real Estate Partners
                                    Management III, L.L.C.,
                                    its General Partner

                             By:  Westbrook Real Estate Partners, L.L.C.,
                                    its sole member

                             By:  /s/ Jonathan H. Paul
                                  ----------------------------
                                  Name:     Jonathan H. Paul
                                  Title:    Managing Principal


                             WESTBROOK REAL ESTATE
                             CO-INVESTMENT PARTNERSHIP III, L.P.

                             By:  Westbrook Real Estate Partners
                                    Management III, L.L.C.,
                                    its General Partner

                             By:  Westbrook Real Estate Partners, L.L.C.,
                                    its sole member

                             By:  /s/ Jonathan H. Paul
                                  ----------------------------
                                  Name:     Jonathan H. Paul
                                  Title:    Managing Principal

                           Page 24 of 53 Pages

                             WESTBROOK FUND III ACQUISITIONS, L.L.C.

                             By:  /s/ Jonathan H. Paul
                                  ----------------------------
                                  Name:     Jonathan H. Paul
                                  Title:    Vice President


                             SHP ACQUISITION, L.L.C.

                             By:  /s/ Jonathan H. Paul
                                  ----------------------------
                                  Name:     Jonathan H. Paul
                                  Title:    Manager

                             By:  /s/ Robert A. Alter
                                  ----------------------------
                                  Name:     Robert A. Alter
                                  Title:    Manager


                             GREGORY J. HARTMAN

                             /s/ Gregory J. Hartman
                             ------------------------------
                             Name:  Gregory J. Hartman


                             PAUL D. KAZILIONIS

                             /s/ Paul D. Kazilionis
                             ------------------------------
                             Name:  Paul D. Kazilionis


                             JONATHAN H. PAUL

                             /s/ Jonathan H. Paul
                             ------------------------------
                             Name:  Jonathan H. Paul

                             WILLIAM H. WALTON III

                             ------------------------------
                             /s/ William H. Walton III
                             Name:  William H. Walton










































                              Page 25 of 53 Pages

                               INDEX TO EXHIBITS
                               -----------------



Exhibit Number  Description of Exhibits
--------------  -----------------------

     5.         Letter agreement dated April 5, 1999 between Mr. Alter and WF
                III.

     6.         Letter agreement dated April 5, 1999 between Mr. Alter and
                WREF III.

     7.         Proposal Letter dated April 5, 1999.

     8. Joint Filing Agreement dated April 5, 1999 among WREF I, WRECIP I, WREM I, WREP, Hartman, Kazilionis, Paul, Walton, WREF III, WRECIP III, WREM III, WF III and SHP Acquisition.





























                              Page 26 of 53 Pages